February 1, 2022

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SHP ETF Trust; File Nos. 333-253997 and 811-23645

Dear Ms. Larkin:

On November 18, 2021, SHP ETF Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of FIS Biblically Responsible Risk Managed ETF (the “Fund”).

The Trust revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone on January 5, 2022 and January 31, 2022. On February 1, 2022, you provided additional comments. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

1.	Comment: In response to Comment 1 in the Registrant’s January 31, 2022 correspondence letter to the Staff, the Registrant stated, “The Registrant has also added certain disclosure related to the new 80% policy.” Please explain what additional disclosure was added.

Response: The Registrant’s response was in reference to the addition of disclosure stating that the Fund’s 80% policy is non-fundamental and may be changed without shareholder approval upon 60 days’ notice.

2.	Comment: In the January 5, 2022 comments, the Staff inquired whether the disclosure, ““[t]he Sub-Adviser has the ability to raise up to 50% in cash or cash equivalents” would impair the Fund’s 80% investment policy. The Staff reiterates this comment.

Response: The Registrant notes that the Sub-Adviser’s ability to raise up to 50% in cash or cash equivalents with respect to the Fund would be under abnormal market conditions. As such, the Registrant has revised the disclosure in question as follows:

Bibb.Strench@ThompsonHine.com	Fax: 202.331.8330	Phone: 202.973.2727	bs

“The Sub-Adviser has the ability to raise up to 50% in cash or cash equivalents should its indicators begin to show shifts in the macroeconomic landscape, that valuations are at extreme levels, that company fundamentals deteriorate, or if the stock markets experience unexpected events that have a great and broad market impact.”

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Josef M. Valdman, SHP ETF Trust